UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D/A

                    under the Securities Exchange Act of 1934
                                 Amendment No. 1


                               Convera Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                 Class A Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   211919 10 5
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                             Joseph M. Leccese, Esq.
                               Proskauer Rose LLP
                                  1585 Broadway
                             New York, NY 10036-8299
                                 (212) 969-30004
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                November 30, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check
the following box.    [ ]


Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

                                  Schedule 13D

CUSIP No. 211919105

--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS

     NBA Media Ventures, LLC
     22-3130290
     I.R.S. Identification Nos. of Above Persons (entities only)
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                 (a)  [ ]

--------------------------------------------------------------------------------
3    SEC USE ONLY



--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)

     00
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [ ]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Unites States of America

--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF         None
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY        None
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING         None
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    None
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     None

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0.00%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON
     00

--------------------------------------------------------------------------------

                               Amendment No. 1 to
                                  Schedule 13D
                             Pursuant to Rule 13d-2
                                    under the
                   Securities Exchange Act of 1934, as amended

     The Statement on Schedule 13D, dated December 21, 2000, filed by the undersigned with the Securities and Exchange Commission on or about December 29, 2000, relating to the Class A Common Stock, par value $0.01 per share of Convera Corporation ("Convera") (the "Schedule 13D"), is hereby amended and supplemented to reflect the sale by NBA Media Ventures, LLC ("NBAMV") of 4,746,221 shares of Class A Common Stock as described below. Capitalized terms used and not otherwise defined herein shall have the meaning ascribed to them in the Schedule 13D, unless the context otherwise requires.

     Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Item 5.   Interest in Securities of the Issuer

          (a) As of December 21, 2000, NBAMV beneficially owned 4,746,221 shares of Class A

          (b) Common Stock or 13.5% of the Class A Common Stock then outstanding. After giving effect to the transactions reported in
               Section 5(c) below, the Reporting Person does not own any shares of Class A Common Stock.

          (c) On November 30, 2001, NBAMV consummated the sale of 4,746,221 shares of Class A Common Stock to Convera for an aggregate purchase price of $11,000,000 (or $2.318 per share) and certain leasehold improvements. This sale was made pursuant to privately negotiated transactions.

          (d)  Not applicable.

          (e) NBAMV ceased to be the beneficial owner of more than 5% of the Class A Common Stock on November 30, 2001.


     Item 6 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          See response to Item 5 of this Statement.

                                    Signature

     After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                        By:  NBA Media Ventures, LLC


          December 7, 2001                        /s/ Edwin S. Desser
--------------------------------        ----------------------------------------
          Date                                    Signature



                                        Edwin S. Desser/Executive Vice President
                                        ----------------------------------------
                                                  Name/Title